SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JULY 28, 2023

1.              DATE, TIME AND PLACE: On July 28, 2023, at 3:00 p.m., the Extraordinary Shareholders’ Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was held exclusively virtually, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of resolution 81 of March 29, 2022 of the Securities and Exchange Commission of Brazil (CVM) (“CVM Resolution 81”), and was considered held at the head office of the Company located at Rua Eteno, no. 1.561, Polo Petroquímico de Camaçari, Municipality of Camaçari, State of Bahia, CEP 42810-000.

2.              CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper, on June 27, 28 and 29, 2023 and the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/).

3.              ATTENDANCE: Participated in the Meeting shareholders representing 98.17% (ninety-eight point seventeen per cent) of the voting capital of the Company and 74.68% (seventy-four point sixty-eight per cent) of Class A and Class B preferred shares of the Company, as per the attendance lists prepared by the transfer agent and the Company, pursuant to article 48, items I and II of CVM Resolution 81, and the records of the electronic remote participation system provided by the Company in accordance with article 47, item III of CVM Resolution 81. Mr. Marcelo Arantes de Carvalho, representative of the Company’s management, was also available for clarifications regarding the items subject to the Meeting.

4.              PRESIDING BOARD: After the legal quorum was verified, the Meeting was convened, with Felipe Guimarães Rosa Bon presiding over the Meeting and Lilian Porto Bruno acting as secretary, who were chosen pursuant to article 16, paragraph 3 of the Bylaws of the Company.

5.               AGENDA: To resolve on the: (i) Approval of the Company's new Long Term Incentive Plan, in accordance with the management proposal; and (ii) Election of one (1) alternate member of the Company's Fiscal Council, replacing the alternate member elected in a separate vote by the minority holders of the Company's preferred shares at the Annual and Extraordinary Shareholders' Meeting held on April 26, 2023.

6.              PRELIMINARY PROCEDURES: Before starting the proceedings, the Chairman explained the functioning of the electronic remote participation system provided by the Company and the voting procedure for shareholders participating remotely in the Meeting and informed that: (i) the proceedings would be recorded, which will be archived at the head office of the Company, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic remote participation system in the Meeting enabled shareholders to listen to the comments of all other shareholders and communicate with the Presiding Board and other participants at the Meeting, thus enabling communication among shareholders. The Chairman of the Meeting also asked whether any of the shareholders participating through the electronic system had submitted their vote through the Absentee Ballot (“Ballot”) and wished to change their vote during the Meeting so that the instructions received through the Ballot could be disregarded, pursuant to article 28, paragraph 2, item II of CVM Resolution 81.

7.              RESOLUTIONS: Shareholders unanimously waived the reading of the consolidated map of the votes cast through Ballots, pursuant to article 48, paragraph 4 of CVM Resolution 81, as the same was disclosed by the Company to the market on July 27, 2023. Furthermore, as proposed by the Chairman of the Meeting, shareholders unanimously waived the reading of the documents related to the matters to be deliberated at the Meeting as they were already provided to shareholders who are fully aware of them. Shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of shareholders, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law. The matters on the agenda were put up for discussion and vote, and the following resolutions were taken:

7.1.        APPROVAL OF THE COMPANY’S NEW LONG TERM INCENTIVE PLAN, IN ACCORDANCE WITH THE MANAGEMENT PROPOSAL: To Approve, by majority vote of the common shareholders of the Company present to the Meeting, with no reservations, as per the vote map in Attachment I to these minutes, which, for all effects, should be considered as an integral part of these minutes, the Company’s new Long Term Incentive Plan (“2023 ILP Plan”), pursuant to the Management Proposal for the Meeting, which aims to promote: (a) the alignment between the interests of the 2023 ILP Plan participants, on the one hand, and the interests of the Company's Shareholders; and (b) an incentive for the Participants to remain in the Company or in the companies controlled thereby.

7.2.        ELECTION OF ONE (1) ALTERNATE MEMBER OF THE COMPANY'S FISCAL COUNCIL, REPLACING THE ALTERNATE MEMBER ELECTED IN A SEPARATE VOTE BY THE MINORITY HOLDERS OF THE COMPANY'S PREFERRED SHARES AT THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 26, 2023: The minority shareholders holding preferred shares issued by the Company present at the Meeting approved, by majority, as per the vote map in Attachment I to these minutes, the election of Mr. Paulo Roberto Bellentani Brandão, brazilian, married, lawyer, bearer of Identity Document (RG) no. 30.748.392-7 SSP/SP, inscribed in CPF/MF under no. 308.840.788- 09, with address at Av. Faria Lima, no. 3015, 9th floor, Jardim Paulista, in the City of São Paulo, State of São Paulo, CEP 014252-000, as an alternate member of the Fiscal Council, in place of Mrs. Iêda Aparecida de Moura Cagni, to fulfill the remaining term of office, which will end at the 2024 Annual General Meeting, to which she was elected in a separate vote by the minority holders of the Company's preferred shares at the Annual and Extraordinary Shareholders' Meeting held on April 26, 2023.

The alternate member of the Fiscal Council will take office on legal timeline by signing the respective term of office filed in the Company’s records. He has submitted written statements, for all legal purposes, under penalties of law, pursuant to article 37, item II of Federal Law 8,934/94, as amended by article 4 of Federal Law 10,194/01, that he is not impeded from exercising commercial or management functions at companies by way of conviction, and also submitted, to comply with the provisions of article 162, paragraph 2 of Brazilian Corporations Law and CVM Resolution 80, written statements as per said Resolution, which were filed at the head office of the Company.

Consequent to the election deliberated in item 7.2, the Fiscal Council of the Company will have the following composition:

MEMBERS	ALTERNATE MEMBERS
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACÊDO COSTA RÊGO
JEFERSON GUSTAVO SALERNO	EDUARDO DAMAZIO DA SILVA REZENDE
PAULO CICERO SILVA NETO	EDUARDO KISEK
WILFREDO JOÃO VICENTE GOMES	PAULO ROBERTO BELLENTANI BRANDÃO

8.              CLOSURE: In compliance with article 33, paragraph 4 of CVM Resolution 80, all the approvals, rejections and abstentions during the vote on each item on the agenda are included in Attachment I, which, for all effects, should be considered as an integral part of these minutes. There being no further business to discuss, the Meeting was adjourned and these minutes were drawn up, as a summary of the events, and signed by the Presiding Board. Shareholders who participated in the Meeting through the electronic system provided by the Company had their attendance registered by the Presiding Board and will be considered signatories to these minutes, pursuant to article 47, paragraphs 1 and 2 of CVM Resolution 81, and the Company’s Shareholders Attendance Book. Finally, shareholders also unanimously authorized the publication of these minutes without shareholders’ signatures, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law.

Camaçari/BA, July 28, 2023.

Presiding Board:

Felipe Guimarães Rosa Bon	Lilian Porto Bruno
Chairman	Secretary

Shareholders present:

NSP INVESTIMENTOS S.A. – Em Recuperação Judicial NOVONOR S.A. – Em Recuperação Judicial

(p.p. Mrs. Simone Torres de Oliveira)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Mr. Felipe Camara Moreira)

GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES

BEST INVESTMENT CORPORATION

MONEDA LUXEMBOURG SICAV - LATIN AMERICA EQUITIES FD

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW IMAT FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

ITAU CAIXA ACOES FI

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES FI

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX FI

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ PREVIDÊNCIA IBRX FIA

QUANTAMENTAL HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

AMUNDI INDEX SOLUTIONS

THE BANK OF NEW YORK

(p.p. Mrs. Michele da Silva Gonsales)

Votes presented via Absentee Ballot:

TSW EMERGING MARKETS FUND

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

INVESCO FUNDS

MANAGED PENSION FUNDS LIMITED

NORGES BANK

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

RUSSEL EMERGING MARKETS EQUITY POOL

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

THE EMERGING M.S. OF THE DFA I.T.CO.

THE MONETARY AUTHORITY OF SINGAPORE

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

BLACKROCK ADVANTAGE GLOBAL FUND INC

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

UTAH STATE RETIREMENT SYSTEMS

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

DUKE POWER CO EMPLOYEE RETIREMENT PLAN

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

RUSSELL GLOBAL OPPORTUNITIES FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI

IVESCO FTSE RAFI EMERGING MARKETS ETF

PEOPLE S BANK OF CHINA

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST

AMERICAN HEART ASSOCIATION, INC.

RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND

MG GLOBAL E. M. FUND A SUB FUND OF MG I. F. (7)

STICHTING PGGM DEPOSITARY

SCHWAB EMERGING MARKETS EQUITY ETF

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

FP RUSSEL INV ICVC - FP RUSSEL INV INT GROWTH ASSETS FUND

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

VANGUARD EMERGING MARKETS SELECT STOCK FUND

MIP ACTIVE STOCK MASTER PORTFOLIO

UI-E - J P MORGAN S/A DTVM

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

VANGUARD FUNDS PUBLIC LIMITED COMPANY

BNY MELLON FUNDS TRUST - BNY MELLON INTERNATIONAL EQUITY INC

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE

OAKTREE (LUX.) FUNDS - OAKTREE EMERGING MARKETS EQUITY FUND

STATE STREET IRELAND UNIT TRUST

XTRACKERS (IE) PUBLIC LIMITED COMPANY

GENERAL ORGANISATION FOR SOCIAL INSURANCE

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

OAKTREE EMERGING MARKETS EQUITY FUND

RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

PIMCO RAE EMERGING MARKETS FUND LLC

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

CC AND L Q 140-40 FUND

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GL EMER MARK EQU DIV

CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD GLOBAL EMERGING M F

NAVARRO 1 FUND LLC

VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER

VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER

LEGAL & GENERAL ICAV

CCL Q EMERGING MARKETS EQUITY FUND LP

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

MINISTRY OF ECONOMY AND FINANCE

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND

BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN

MG (LUX) INVESTMENT FUNDS 1

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

CDN ACWI ALPHA TILTS FUND

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

FRANKLIN LIBERTYSHARES ICAV

FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

VANGUARD EMERGING MARKETS STOCK INDEX FUND

TJ-NONQUALIFIED, LLC

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

BRIDGEWATER OPTIMAL PORTFOLIO II, LTD.

BRIDGEWATER OPTIMAL PORTFOLIO TRADING COMPANY, LTD

TJ-QUALIFIED, LLC

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

LF WALES PP GLOBAL OPPORTUNITIES EQUITY FUND

BRIDGEWATER OPTIMAL PORTFOLIO TRADING COMPANY

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

MERCER UCITS COMMON CONTRACTUAL FUND

BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

GLOBAL ALL CAP ALPHA TILTS FUND

OAKTREE EMERGING MARKETS EQUITY HOLDINGS, L.P

ARERO - DER WELTFONDS -NACHHALTIG

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

DODGE COX EMERGING MARKETS STOCK FUND

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

JNL EMERGING MARKETS INDEX FUND

CIBC EMERGING MARKETS EQUITY INDEX ETF

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

EMERGING MARKETS EX CHINA ALPHA TILTS - ENHANCED FUND

LF WALES PP EMERGING MARKETS EQUITY FUND

TSW EMERGING MARKETS FUND

LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS

BLACKROCK BALANCED CAPITAL FUND, INC.

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

STRIVE EMERGING MARKETS EX-CHINA ETF

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

STATE OF NEW MEXICO STATE INV. COUNCIL

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JULY 28, 2023

ATTACHMENT I

FINAL SYNTHETIC VOTING MAP

Matters on the Agenda of the Extraordinary General Meeting

Held on July 28, 2023

Resolution	Resolution Vote	(ON)	(%) of the Total Number of Common Shares Present	(PN)	(%) of the Total Number of Preferred Shares presente

Approval of the Company’s new Long Term Incentive Plan, in accordance with the management proposal	APPROVE	-	0.0%	-	0.0%
	APPROVE	438,761,575	98.96%	-	0.0%
	REJECT	4,605,000	1.04%	-	0.0%
Election of one (1) alternate member of the Company's Fiscal Council, replacing the alternate member elected in a separate vote by the minority holders of the Company's preferred shares at the Annual and Extraordinary Shareholders' Meeting held on April 26, 2023	ABSTAIN	-	0.0%	827,484	0.32%
	APPROVE	-	0.0%	69,057,617	26.77%
	REJECT	-	0.0%	87,194	0.03%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.